Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                  June 11, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 912
        Income & Treasury Limited Duration Portfolio of Funds, Series 21
                              File No. 333-181098
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Dear Mr. Bartz:

     This letter is in response to the comments that you raised during our telephone conversation regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 912, filed on May 2, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Income & Treasury Limited Duration Portfolio of Funds, Series 21 (the "Trust"). This letter serves to respond to your comments.

Cover Page
----------

     1. On the cover, please add "An investment can be made in the underlying closed-end funds and exchange-traded fund directly rather than through the trust. These direct investments can be made without paying the sales charge, operating expenses and organizational costs of the trust."

     Response: The disclosure has been revised as requested.


Investment Objective
--------------------

     2. Please add ", as a secondary objective," after "The trust seeks to provide current income and."

     Response: The disclosure has been revised as requested.


Principal Investment Strategy
-----------------------------

     3. In the first sentence, please add "substantially all of their assets" after "closed-end investment companies ("Closed-End Funds") that invest."

     Response: The disclosure has been revised as requested.


     4. After the fourth sentence, please provide an example of the impact of duration on a bond.

     Response: The following disclosure has been added after the fourth sentence: "In general, rising interest rates may lead to a decline in bond prices and declining interest rates may lead to a rise in bond prices. For example, if a bond has a duration of 3 years and interest rates go up by 1%, it can be expected that the bond price will move down by 3%."

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP

                                                          By /s/ Morrison Warren
                                                             -------------------
                                                                 Morrison Warren